July 11, 2019

Mark Botsford
Chief Executive Officer
SoCal Harvest, Inc.
6755 Mira Mesa Blvd., Ste. 123 #187
San Diego, CA 92121

       Re: SoCal Harvest, Inc.
           Registration Statement on Form S-1
           Filed June 17, 2019
           File No. 333-232156

Dear Mr. Botsford:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 17, 2019

Cover Page

1. Please revise the "Per Share" row in the table on the prospectus cover page to show expenses and net proceeds on a per share basis. Currently all items in the row show
       "0.01." Also correct the total net proceeds shown if 75% of the shares are sold, here and on page 5. It appears that this amount should be $200,000 as stated in the Use of Proceeds section, not $225,000.
Risk Factors, page 10

2. Please add a risk factor addressing the possibility that you may not be able to find sufficient volunteers to harvest fruit. It appears that your business plan assumes that volunteering will reduce your labor costs, but the fact that you are largely a for-profit
 Mark Botsford
SoCal Harvest, Inc.
July 11, 2019
Page 2
         business could potentially make it difficult to find volunteers.
Our future performance is dependent on our ability to retain key personnel..., page 12

3. Please revise the last sentence to reflect the employment agreement you executed on May
         13, 2019.
Plan of Operations, page 40

4. Please revise throughout the section to correctly show the proceeds if 50% of the
         Maximum Offering is sold. While you state that "goals and milestones are calculated after deducting estimated offering expenses estimated to be $25,000," the $150,000 you show for 50% of the Maximum Offering amount in the opening paragraph and broken out over four quarters does not appear to be net of offering expenses. Exhibits

5. Please file the promissory notes discussed in your financial statements as exhibits to your registration statement. Alternatively you can file one copy with the schedule discussed in
         Instruction 2 to Item 601 of Regulation S-K, if you meet the requirements discussed in that instruction. We note that you have only filed a form of promissory note.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Brillant at 202-551-3307 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameMark Botsford                                 Sincerely,
Comapany NameSoCal Harvest, Inc.
                                                                Division of
Corporation Finance
July 11, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName